Exhibit 4.13

DESCRIPTION OF SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

DESCRIPTION OF COMMON SHARES

The following description sets forth certain material terms and provisions of the securities of Aircastle Limited (the “Company”) that are registered under Section 12 of the Securities Exchange Act of 1934, as amended. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, our memorandum of association and our bye-laws, copies of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.13 is a part. We encourage you to read our memorandum of association and our bye-laws for additional information.

Our authorized share capital consists of 250,000,000 common shares, par value $0.01 per share, and 50,000,000 preference shares, par value $0.01 per share. As of February 10, 2020, there were 75,085,015 shares of common shares issued and outstanding and no shares of preference shares issued and outstanding. All of the currently outstanding common shares are fully paid.

Common Shares

Holders of common shares have no pre-emptive, redemption, conversion or sinking fund rights. Holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares. Unless a different majority is required by law or by our bye-laws, resolutions to be approved by holders of common shares require approval by a simple majority of votes cast at a meeting at which a quorum is present. Our bye-laws provide that persons standing for election as directors at a duly constituted and quorate annual general meeting are elected by our shareholders by a plurality of the votes cast on the resolution. There is no cumulative voting in the election of our directors, which means that the holders of a majority of the issued and outstanding common shares can elect all of the directors standing for election, and holders of the remaining shares will not be able to elect any directors. In the event of our liquidation, dissolution or winding up, the holders of common shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any issued and outstanding preference shares.

Our common shares are listed on the New York Stock Exchange (“NYSE”) under the symbol “AYR.”

Preference Shares

Pursuant to Bermuda law and our bye-laws, our Board of Directors (“Board”) by resolution may establish one or more series of preference shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other powers, preferences and rights, qualifications, limitations or restrictions as may be fixed by the Board without any further shareholder approval. The rights with respect to a series of preference shares may be more favorable to the holder(s) thereof than the rights attached to our common shares. It is not possible to state the actual effect of the issuance of any preference shares on the rights of holders of our common shares until our Board determines the specific rights attached to such preference share. The effect of issuing preference shares may include, among other things, one or more of the following:

•	restricting dividends in respect of our common shares;

•	diluting the voting power of our common shares or providing that holders of preference shares have the right to vote on matters as a class;

•	impairing the liquidation rights of our common shares; or

•	delaying or preventing a change of control of the Company.

Dividend Rights

Under Bermuda law, a company’s board of directors may declare and pay dividends from time to time unless there are reasonable grounds for believing that the company is, or would after the payment be, unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than its liabilities. Under our bye-laws, each common share is entitled to dividends if, as and when dividends are declared by our Board, subject to any preferred dividend right of the holders of any preference shares. There are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares.

Variation of Rights

If at any time we have more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied either: (i) with the consent in writing of the holders of 50% of the issued shares of that class; or (ii) with the sanction of a resolution passed by a majority of the votes cast at a general meeting of the relevant class of shareholders at which a quorum consisting of at least two persons holding or representing two-thirds of the issued shares of the relevant class is present. Our bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of existing shares, vary the rights attached to existing shares. In addition, the creation or issuance of preference shares ranking prior to common shares will not be deemed to vary the rights attached to common shares or, subject to the terms of any other series of preference shares, to vary the rights attached to any other series of preference shares.

Election and Removal of Directors

Our bye-laws provide that our Board shall consist of not less than three and not more than twelve directors, as the Board may from time to time determine. Our Board currently consists of twelve directors. Our Board is divided into three classes that are, as nearly as possible, of equal size. Each class of directors is elected for a three year term of office, but the terms are staggered so that the term of only one class of directors expires at each annual general meeting. The current terms of the Class I, Class II and Class III directors will expire in 2019, 2020 and 2018, respectively (provided that the Class III directors will hold office until the 2021 if elected at the 2018 annual general meeting).

Any shareholder wishing to propose for election as a director someone who is not an existing director or is not proposed by our Board must give notice of the intention to propose the person for election. Where a person is to be proposed for election as a director at an annual general meeting by a shareholder, that notice must be given not less than 90 days nor more than 120 days before the anniversary of the last annual general meeting prior to the giving of the notice or, in the event the annual general meeting is called for a date that is not 25 days before or after such anniversary, the notice must be given not later than ten days following the earlier of the date on which notice of the annual general meeting was mailed to shareholders or the date on which public disclosure of the date of the annual general meeting was made. Where a director is to be elected at a special general meeting, that notice must be given not later than ten days following the earlier of the date on which notice of the special general meeting was mailed to shareholders or the date on which public disclosure of the date of the special general meeting was made. Such proposal must be made in accordance with the procedures set forth in our bye-laws.

A director may be removed with or without cause by a resolution of our shareholders, including the affirmative votes of at least 80.0% of all votes attaching to all shares in issue entitling the holder to vote on such resolution, provided that notice of the shareholders meeting convened to remove the director is given to the director. The notice must contain a statement of the intention to remove the director and must be served on the director not less than fourteen days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

Acquisition of Common Shares by the Company and Option to Require Sale of Shares

Our bye-laws provide that we have the option, but not the obligation, to require a shareholder that is not a U.S. citizen or a qualified resident of the U.S. or of the other contracting state of the applicable tax treaty with the U.S. (as determined for purposes of the relevant provision of the limitation on benefits article of such treaty) owning more than 5% of our issued and outstanding common shares to sell its common shares for their fair market value to us, to other shareholders or to third parties if we determine that failure to exercise our option would result in adverse tax consequences to us or any of our subsidiaries. Our right to require a shareholder to sell its shares will be limited to the purchase of a number of shares that our directors, in the reasonable exercise of their discretion, determine is necessary to permit avoidance of those adverse tax consequences.

Anti-Takeover Provisions

The following is a summary of certain provisions of our bye-laws that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider to be in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

The authorized but unissued common shares and our preference shares will be available for future issuance by the Board, subject to any resolutions of the shareholders. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued common shares and preference shares could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, amalgamation or otherwise.

Certain provisions of our bye-laws may make a change in control of the Company more difficult to effect. Our bye-laws provide for a staggered Board consisting of three classes of directors. Each class of directors are chosen for three-year terms upon the expiration of their current terms and each year one class of our directors is elected for a three-year term of office by our shareholders. The terms of the directors in the first, second and third classes will expire in 2019, 2020 and 2018, respectively (provided that the Class III directors will hold office until the 2021 if elected at the 2018 annual general meeting). We believe that classification of our Board will help to assure the continuity and stability of our business strategies and policies as determined by our Board. The classified Board could have the effect of making the replacement of incumbent directors more time consuming and difficult. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of our Board. Thus, the classified Board could increase the likelihood that incumbent directors will retain their positions. The staggered terms of directors may delay, defer or prevent a tender offer or an attempt to change control of us, even though a tender offer or change in control might be in the best interest of our shareholders. Our bye-laws provide that persons standing for election as directors at a duly constituted and quorate annual general meeting are elected by our shareholders by a plurality of the votes cast on the resolution. In addition, our bye-laws provide that directors may be removed with or without cause by a resolution of our shareholders, including the affirmative votes of at least 80.0% of all votes attaching to all shares in issue entitling the holder to vote on such resolution. Our bye-laws also give us the option, but not the obligation, to require a shareholder that is not a U.S. citizen or a qualified resident of the U.S. or of the other contracting state of the applicable tax treaty with the U.S. (as determined for purposes of the relevant provision of the limitation on benefits article of such treaty) owning more than 5% of our issued and outstanding common shares to sell the shareholder’s common shares to us, to another shareholder or to third parties at fair market value if we determine that failure to exercise such option would result in adverse tax consequences to us or any of our subsidiaries.

Pursuant to our bye-laws, our preference shares may be issued from time to time, and the Board is authorized to determine the rights, preferences, powers, qualifications, limitations and restrictions. See “- Preference Shares.”

Certain Provisions of Bermuda Law

We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to United States residents who are holders of our common shares.

Consent under the Bermuda Exchange Control Act 1972 (and its related regulations) has been obtained from the Bermuda Monetary Authority for the issue and transfer of our offered securities to and between persons resident and non-resident of Bermuda for exchange control purposes provided our shares are listed on an appointed stock exchange, which includes the NYSE. Pursuant to the Companies Act 1981 of Bermuda, there is no requirement to file this prospectus or any prospectus supplement with the Registrar of Companies in Bermuda. Neither the Bermuda Monetary Authority nor the Registrar of Companies in Bermuda accepts any responsibility for our financial soundness or for the correctness of any of the statements made or opinions expressed in this prospectus and any prospectus supplement.

In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, we are not bound to investigate or see to the execution of any such trust. We will take no notice of any trust applicable to any of our shares, whether or not we have been notified of such trust.